

August 13, 2020

Via Email

Peter X. Huang
Skadden, Arps, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District
Beijing 100004
People's Republic of China

  **Re: Bitauto Holdings Limited
    Schedule 13E-3/A filed August 12, 2020
    Filed by Yiche Holding Limited, *et al.*
    File No. 5-85981**

Dear Mr. Huang:

  The staff in the Office of Mergers and Acquisitions has conducted a limited review of the amended filing listed above. Our comments follow. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your filing.

Schedule 13E-3/A filed August 12, 2020

Reasons for the Merger and Recommendation of the Special Committee of the Board of Directors, page 36

1. We refer to your response to comment 8 in our prior letter, included in your August 12, 2020 response. Please include the information you provided in your response in your revised disclosure document.

Position of the Buyer Group as to the Fairness of the Merger, page 42

2. Refer to response 12 in your August 12, 2020 letter. Explain why that response is qualified "to the best of the Buyer Group's knowledge." Our comment related to whether the Buyer Group had purchased securities of the Company during the past two years. Clarify why the Buyer Group, who are responding to this letter through counsel, cannot make a definitive statement as to their own actions. We may have additional comments.

<u>Voting by the Supporting Shareholders at the Extraordinary General Meeting, page 80</u>

3. Your response to comment 18 in our prior comment letter states that the Company is not aware of any current intention of the enumerated persons to vote on the merger. Item 1012(d) of Regulation M-A requires the Company to make "reasonable inquiry." Clarify whether this has occurred. We also direct your attention to the Instruction to Item 1012(d) of Regulation M-A.

We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard V. Smith, Esq.
       Orrick, Harrington & Sutcliffe LLP
       (via email)